NEWS RELEASE
BROOKFIELD CONSORTIUM ANNOUNCES NEW AGREEMENT TO ACQUIRE
O&Y REIT AND A REVISED AGREEMENT TO ACQUIRE O&Y PROPERTIES
O&Y REIT Institutional Unitholders Enter into Lock-Up
Agreements in Support of Transaction
TORONTO, August 26, 2005 — Brookfield Properties Corporation (“Brookfield Properties”) (BPO:NYSE,TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (“BPO Properties”) (BPP:TSX), today announced that its bidding consortium, which includes Canada Pension Plan Investment Board (“CPP Investment Board”) and Arca Investments Inc., (“the Consortium”), has:
•	revised its agreement to acquire the shares of O&Y Properties Corporation (“O&Y Properties”) (OYP: TSX); and

•	entered into a new agreement to acquire the limited voting units (“units”) of O&Y Real Estate Investment Trust (“O&Y REIT”) (OYR.UN: TSX)
for a combined total value of approximately C$2 billion. The portfolio of the two O&Y companies totals 9.3 million square feet of office properties in five Canadian markets.
Agreement Terms
Under the terms of the agreements, the Consortium has agreed to acquire for cash:
•	the outstanding common shares of O&Y Properties at C$12.72 per share; and

•	the outstanding units of O&Y REIT for C$16.25 per unit.
As per the original transaction, the acquisition of O&Y Properties remains structured as a Plan of Arrangement under the Ontario Business Corporation Act and is conditional on approval of the transaction by 66 2/3% of O&Y Properties’ shareholders voting at a special meeting of shareholders to be held in October 2005.
The transaction relating to O&Y REIT will now proceed by way of a take-over bid rather than an acquisition of assets and a redemption of units.
The offer for O&Y REIT units will be conditional on the acceptance by unitholders that hold at least 50% of the outstanding units of O&Y REIT, excluding the units held by O&Y Properties. Institutional unitholders holding, in aggregate, 12.6 million units of O&Y

REIT, representing 36.4% of the outstanding units of the REIT (exclusive of units held by O&Y Properties), have entered into lock-up agreements in support of the transaction.
As previously announced, BPO Properties will provide 25% of the equity and serve as property and asset manager for the portfolio. It is expected that BPO Properties’ equity investment will total approximately C$200 million. The CPP Investment Board will provide 50% of the equity for the portfolio.
“We are very pleased to have reached an agreement that is supported by O&Y REIT’s largest institutional unitholders,” commented Ric Clark, President and CEO of Brookfield Properties. “The acquisition of this unique portfolio of commercial properties provides our Consortium with the opportunity to further participate in the positive dynamics of the Canadian real estate market, in particular, in Toronto and Calgary.”
Support and Approvals for the Transactions
The Board of Directors of O&Y Properties and the Board of Trustees of O&Y REIT and the special committee of Trustees of O&Y REIT have unanimously agreed to support the revised transactions and are recommending acceptance of the offers to their respective shareholders and unitholders.
As noted above, the Consortium has entered into lock-up agreements with institutional unitholders of O&Y REIT who collectively hold an aggregate of 12.6 million units, which represent 74.0% of the units required to satisfy the minimum condition. The lock-up agreements provide that these unitholders will irrevocably tender their units to the offer. These agreements cannot be terminated unless: i) the offer is not made prior to September 15, 2005; ii) the units have not been taken up under the offer by November 15, 2005; or iii) an all cash take-over bid for 100% of the units is made at a price of at least C$17.87 per unit and is not matched by the Consortium.
RHHI Limited Partnership, which owns approximately 36% of the outstanding shares of O&Y Properties, has irrevocably agreed to vote its shares in favour of the arrangement. In addition, directors and senior management of O&Y Properties, who collectively own 8.5% of the outstanding shares of O&Y Properties, intend to vote their shares in favour of the arrangement.
In addition to being interconditional, the transactions are subject to the usual conditions, including court approval for the O&Y Properties transaction and other normal third party consents, and are expected to close in October 2005, but in any event, no later than November 15, 2005.
Brascan Financial Real Estate Group advised the Brookfield consortium with respect to the transactions with O&Y Properties and O&Y REIT.
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Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 46 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is interlisted on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
BPO Properties Ltd., 89% owned by Brookfield Properties, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 17 commercial properties and development sites totaling 14 million square feet, including landmark properties such as the Exchange Tower, home of the Toronto Stock Exchange and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information visit www.bpoproperties.com.
CPP Investment Board invests the funds not needed by the Canada Pension Plan (CPP) to pay current pensions. By increasing the long-term value of funds, the CPP Investment Board will help the Canada Pension Plan to keep its pension promise to 16 million Canadians. Based in Toronto, the CPP Investment Board is governed and managed independently of the Canada Pension Plan and at arm’s length from governments. The CPP reserve fund has assets of C$87 billion. For more information visit www.cppib.ca.
O&Y Properties Corporation is a Canadian commercial real estate company that is focused on the ownership, management and development of high-quality office buildings. Directly, and indirectly through its significant interest in O&Y REIT, O&Y Properties owns a portfolio of 24 multi-tenant and government office properties totaling approximately 9.3 million square feet in five Canadian markets, including the 2.7 million square foot Class AAA 72-storey First Canadian Place office complex in downtown Toronto. In addition, through O&Y REIT’s subsidiary, O&Y Enterprise, the company is a leading third-party real estate services provider, specializing in property management and leasing services.
O&Y Real Estate Investment Trust is a closed-end real estate investment trust created to invest in quality office buildings in major markets across Canada. O&Y REIT is a focused office REIT. It owns a national portfolio of 23 high-quality Class A and Class B multi-tenant and government office buildings across Canada totaling 6.7 million square feet and an indirect interest in First Canadian Place, a 2.7 million square foot Class AAA, 72-storey office complex in downtown Toronto. In addition, it owns O&Y Enterprise, one of Canada’s leading third party real estate services providers, specializing in property management and leasing services. O&Y REIT has one class of trust units outstanding which are designated as “Limited Voting Units.”
Contacts:

Brookfield Properties and BPO Properties:	CPP Investment Board:
Melissa Coley	John Cappelletti
Tel: 212-417-7215	Tel: 416-868-0308
Email: mcoley@brookfieldproperties.com	Email: jcappelletti@cppib.ca

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.